Exhibit 23

                         CONSENT OF INDEPENDENT AUDITORS

The Pension and Profit-Sharing Committee of
Four Seasons Hotels Limited

We consent to the incorporation by reference in the registration statement (No. 333-13654) on Form S-8, pertaining to the Four Seasons Hotels Retirement Benefit Plan of Four Seasons Hotels Inc., of our report dated June 27, 2003 relating to the statement of net assets available for plan benefits of the Four Seasons Hotels Retirement Benefit Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002 and the supplemental Schedule H, Line 4i - schedule of assets (held at end of year) as of December 31, 2002, which report appears in the December 31, 2002 annual report on Form 11-K of the Four Seasons Hotels Retirement Benefit Plan.


/s/ KPMG LLP
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New York, New York

July 14, 2003